Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 001-40057

Raymond James Webinar with Voltus

Pavel Molchanov, Analyst, Raymond James:

And welcome to this Raymond James's webinar. My name is Pavel Molchanov, research analyst. With us for the webinar is Voltus Technologies. This is a company in the process of going public through a transaction with a spec. The future ticker will be VLTS. With us from Voltus is Gregg Dixon, the CEO, and one of the founders. We will have a fireside chat with some questions for Gregg. And if you would like to ask a question, please type it in using the Q&A function in Zoom. And I would be glad to ask it on your behalf in the latter half of the call. So, I'll turn it over to Gregg for a very quick overview of Voltus. And then, we'll jump into the questions, Gregg?

Gregg Dixon, CEO & Co-Founder, Voltus:

Good morning Pavel. And, as always, thanks for having us. Always good to hear your voice. Thanks to everybody for joining. Voltus is to electricity markets what Airbnb is to real estate. So, where Airbnb's market-placed software platform connects the two-sided market of hosts and visitors making use of underutilized real estate assets, Voltus connects the two-sided electricity market of supply and demand through the orchestration of underutilized, Distributed Energy Resources. Which, of course, we'll get into today.

Pavel Molchanov, Analyst, Raymond James:

So, you mentioned Distributed Energy Resources in your introduction, let's go ahead and define what Distributed Energy Resources are and how they fit into the concept of virtual power plants.

Gregg Dixon, CEO & Co-Founder, Voltus:

Let me start with the definition of DER. The Federal Energy Regulatory Commission defines DER as, what we call the four horsemen: demand response, distributed generation, energy storage, and energy efficiency that are resources located behind customer electricity meters. You can also throw electric vehicles in there. Electric vehicles straddle two categories: energy storage, in the sense that those lithium ion batteries can inject power back into the grid; and demand response, meaning they can curtail electricity consumption from the grid.

Pavel Molchanov, Analyst, Raymond James:

Okay. So, for some of our listeners who remember EnerNOC, which, of course, is where you used to work, and a lot of your colleagues used to work, you'll probably remember demand response, but it was always a standalone concept. And now, you've taken demand response, and you've added these physical generation assets. What happened in the last five years since EnerNOC got acquired to enable demand response to merge with rooftop solar, with battery storage, and with electric vehicles, because they were always separate and distinct, historically, am I right?

Gregg Dixon, CEO & Co-Founder, Voltus:

Yeah. So, we're going to walk down memory lane here a little bit. As you know, Pavel, demand response was really the forerunner of these other Distributed Energy Resources that we just defined in these electricity markets. But, the concept of demand response has had many definitions. Historically speaking, the concept of demand response implies that, when an electricity market needs a service to balance electricity supply and demand, instead of simply dispatching a central power station to generate more power to meet rising demand, grid operators would ask electricity demand from the grid to be reduced so that we don't need to generate more power on the supply side of the market. This could include, historically, the temporary reduction of electricity consumption, or the production of power behind the meter that continues to satisfy facility level needs, but actually, eliminates demand from the grid. In today's updated parlance, response would simply mean the temporary reduction of electricity consumption while the production of power on-site would be considered distributed generation. Again, one of the four horsemen of DER.

Now, historically, these virtual power plants actually did include many of today's distinctions between these four classes of DERs. And, historically, these would be aggregated into what are known as virtual power plants. Most of which, again, historically, would be from demand response. And, they had some element of software that was orchestrating those resources and bringing them into these markets.

Today, however, we really need cloud-based software platforms to take things to a whole new level and to take advantage of the massive scale of these DERs that are coming to market.

I also refer the audience to our investor deck. As you mentioned earlier, we are on the process of the de-stack. And so, slide 19 of our investor deck, which can be found on our website, might be helpful in supporting this explanation.

So, today's DERs are coming to market at scales we've never seen before. So, to answer your question about what's different today than even five years ago, I'll give you some examples. By the year 2030, there will be roughly 2 million, 2 million, megawatts of lithium ion batteries in American vehicles. All of which will be, as they are today, connected to the internet in real time, and can be orchestrated and aggregated to deliver virtual power plants.

Now, that's one use case among 100s of use cases for Distributed Energy Resources. These EVs, that aggregation of EVs in 2030, that's nearly two times the generation capacity of all central power stations in the United States.

Another example, there's, today, 50 million Wi-Fi internet connected thermostats in the US. That's about 50,000 megawatts of instantly-curtailable loads. In order to deliver the value of these DERs at the scales that I'm describing to electricity markets, we really need a modern software platform to orchestrate them from what we call machine-to-meter-to-market-to-money. We need entirely new types of technology to do all of that. And that's what Voltus does.

Pavel Molchanov, Analyst, Raymond James:

You mentioned the scale of, let's call it, the addressable market, the giant pool of Distributed Energy Resources. But, if we zoom in on a virtual power plant for a particular utility or particular grid operator, is there a limit to how large that can be? Are we talking 500 megawatts, 1,000 megawatts? How big can these things get?

Gregg Dixon, CEO & Co-Founder, Voltus:

Well, I'll start at a very high level. The projection of, by the year 2030 globally, of the amount of megawatts made available from these various classes of DERs, not including electric vehicles, not including the 2 million megawatts of lithium ion batteries and electric vehicles in the US by 2030, excluding EVs, there will be 2.4 million megawatts of DERs that will be online by the year 2030.

The reason for which is, DERs have the superior economic reliability and sustainability footprint. So, the limit on what DERs can deliver, conceptually, is only the limit of what the electricity market needs. Conceivably, if you take this to its logical extent, you could have nothing but battery storage, distributed generation, onsite solar, a mixture of electric vehicles that in homes, solar in homes, you could unplug lots of things with these distributed energy technologies.

So, it really is only limited by the needs of an electricity market and how much demand has to be satisfied by that market.

Pavel Molchanov, Analyst, Raymond James:

So, maybe, ask a theoretical question. If the practical limit is infinite, in some sense, what would prevent utilities, or let's say power generators, more generally, from moving almost entirely to VPPs instead of conventional centralized power generators? Presumably, there still would need for some baseload power that nuclear and gas and perhaps wind and solar inclusive of storage can still generate. Correct?

Gregg Dixon, CEO & Co-Founder, Voltus:

I'm not sure that's true, Pavel. And the analogy that I like to provide is I'm sure that mainframe manufacturers in the '70s kind of looked down their nose at mini computers and microcomputers and laptops that didn't even exist at that time, really. In the '70s, the paradigm of computing was large mainframes and dumb terminals for those of us old enough to remember. And of course, computing has entirely moved into the cloud and to the edge, in our hands, our smartphones, our laptops. Mainframes are less than 1% of computing in the world today where in the '70s it was virtually 100%. The notion of distributing, digitalizing, decentralizing is a march of technology that has been endless in every industry. The electricity industry has been remarkably stubborn in its adoption of these basic technological concepts, until now. There's an enormous inflection point, and so I don't dismiss the notion that we could see a future where we have nothing but distributed energy resources that are orchestrated with software platforms and technologies no differently than every other industry has made use of those technologies.

Pavel Molchanov, Analyst, Raymond James:

Okay. So having set the stage, let's zoom in on Voltus directly. Going back to EnerNOC again, for those of our listeners who remember that story in the public market, EnerNOC talked about software, but it was never a pure software story. So I remember EnerNOC would talk about they need to install a little bit of off the shelf hardware with an ethernet connection, et cetera, into each building which comes under the EnerNOC demand response network. And then there would be an aspect of software to manage the network, but there was always an aspect of electrical equipment that needed to be installed first. Voltus, as I understand, is 100% software in your specific kind of offering or plan. Is that a fair statement?

Gregg Dixon, CEO & Co-Founder, Voltus:

Yeah, let me, I think I need to set the record straight on that. So I would refer the audience to slide 25 of our investor day. Voltus generates revenue in two basic ways. One, by bringing to market the virtual power plants from an aggregation of distributed energy resources, Voltus is paid by grid operators to make the value of those VDRs available for dispatch, no differently than the owner and operator of a central power station, like a nuclear power plant. So in that regard, the Voltus market participation revenue model is no differently than what we've seen before, including with my former company EnerNOC. We had to of course share a portion of that revenue with our customers, the owners of the DERs that our technology orchestrated.

The second is that we do generate revenue from monthly fixed softwares and service fees, providing our customers with access to the data and software tools we make available to our customer's teams. What is wildly different though, is that as I mentioned in examples before about EVs at scale wifi service asset scale, many of these DERs, these newer DERs, require no hardware installation. They're already internet connected, internet addressable and controllable, and we can interrogate them and control them in ways that allow us to extract data in real time, control them in real time, simply by use of software APIs, making use of our cloud based platforms to bring these DERs to market at scales, as I mentioned before, that we've never seen before. And so that is a wildly different aspect of our model.

Now conceptually from this revenue generating perspective, there is an element that is no different than what we did at EnerNOC. But I think Arnold Palmer said, "Golf is deceptively simple and endlessly complicated," which is really a good way to frame the difference between Voltus and EnerNOC. And you can take a look at slide 27 of our investor deck to kind of dig into this a little more. The background, and we started Voltus five years ago, really recognizes where we're at today. When we started Voltus, we defined our key mission as connecting any type of DER to any wholesale power market in the US and Canada, to automate this concept of machine to meter to market to money in a software platform, with a software platform. In recognition of the fact that enterprise class customers like Walmart and entirely new DER technologies like say power secure micro grid would, in fact, be in every one of these markets, not just PJM's capacity market. Right?

You I'm sure remember one of EnerNOC's challenges was the fact that 60% of the revenue was generated from PJM's capacity market. And as you can see on slide 27, Voltus is the only software platform integrated into all nine US and Canadian power markets, and able to serve any type of DER at scale, delivering any type of electricity market service in a fully automated fashion. And that includes things like ancillary services as well as capacity. So in many of these wholesale power markets, it's not simply dispatching a demand response resource once a year, like in PJM's capacity market. But for instance, in the Southwest Power Pool, where we are the only DER software platform delivering in that wholesale market, we're delivering ancillary services through every type of distributed energy resource, 10, 12, 15 times per month, to deliver grid services that were paid for by the wholesale power market. So conceptually, in a simple way, many of the concepts are the same, but in practice it's a completely different market.

Pavel Molchanov, Analyst, Raymond James:

It's a useful clarification and your point is well taken. So you as a company generate revenue in two distinct ways. It's fair to say that the fundamental technology solution that Voltus provides is a software platform, which will be either licensed to actually have a direct revenue driver or use the in-house to generate kind of merchant revenue from utilities and grid operators. Is that accurate?

Gregg Dixon, CEO & Co-Founder, Voltus:

Yeah, that's accurate. And I do always go back to the Airbnb analogy in this regard. It is important for the audience to note that we're not selling batteries. Voltus doesn't build out solar plants at customer sites. We're simply layering our technology into those facilities to then orchestrate and monetize existing resources, existing DERs, lying fallow in the ground today, bringing them into these markets. And so whereas Airbnb connects those underutilized apartments at homes to visitors that want more choice or better economics, Voltus is doing the same for these DERs that are otherwise lying fallow, underutilized, whose primary use case is actually not to generate revenue in the market, but through the use of technology. We deliver a tremendous amount of value to grid operators. And by doing so, we deliver a revenue stream to the customers, the owners of those DERs, and the owners of those DERs pay us a softwares and service fees to get access to the software and the data that our platform further unlocks for them.

Pavel Molchanov, Analyst, Raymond James:

Okay. Again, going back to the history of EnernOC, PJM, or those of our listeners who may not recognize that, Pennsylvania, Jersey, Maryland, it's the Mid-Atlantic grid operator, was historically the largest demand response market in the world. And I believe that PJM is today the largest revenue driver for Voltus. Is that fair?

Gregg Dixon, CEO & Co-Founder, Voltus:

That is not correct, Pavel.

Pavel Molchanov, Analyst, Raymond James:

That is not correct. Okay. So what's changed?

Gregg Dixon, CEO & Co-Founder, Voltus:

I'm very proud of the fact that our revenue diversity is really unprecedented. And you can refer to slide 47 of our investor deck to see exactly the diversity on our platform today. It really is an important element of our model. When we set out to build what we built, we did recognize that one of the challenges for investors is the revenue concentration that can exist in a particular market. And we wanted to be in every market, delivering every product into that market for customers, recognizing that their devices would be everywhere. Tesla EVs are everywhere. Sunrun Solar Plus storage is intended to be everywhere. Walmart stores are everywhere. And they want to extract the side gate value. Going back to the Airbnb example, they want to extract the side gate value of these DERs. Everywhere in market allows them to do that. And so today PJM is actually, it's not even in our top three markets. Over time, the mix of our PJM revenues will increase, but it's actually quite small today.

Pavel Molchanov, Analyst, Raymond James:

Okay. Maybe I was thinking of your 2026 financial targets. It seems to me like you are forecasting PJM becoming a larger slice of the pie, but your point's well taken. I mean, it's not as dominant as it has been historically. Is that because other grid operators have jumped on the demand response, virtual power plan bandwagon? Or is it because PJM is simply not as reliant on these resources as it used to be?

Gregg Dixon, CEO & Co-Founder, Voltus:

Both of those and then some. As you know, the federal energy regulatory commission essentially removed all barriers to distributed energy resources participating in any of these FERC regulated wholesale power markets. And so the audience can refer to slide 59 of our investor deck to see how those markets compare to each other. Right? So you mentioned TGM is the largest market. In fact, TGM is the single largest electricity control area in the world, at about 150,000 megawatts.

MISO is right behind it at about 125,000 megawatts. In fact, that is the second largest electrical load control area in the world. Now and so I think what you will see is you'll see a fair alignment of proportional demand in those markets with DER penetration. But DERs, these power markets are clamoring for the value of DERs. Keep in mind, we have these three major trends driving grid operators to need new tools to manage supply and demand.

We've got the rapid growth of intermittent renewables, which is great, but they're intermittent. The sun doesn't always shine. The wind doesn't always blow. We need a backstop and balancing resource for renewables. And DERs are the perfect dance partner in that regard. We have the electrification of things. We're seeing electricity demand growth in these markets, not just in North America, but globally, for the first time in many years. Demand for electricity has been stagnant in North America because we've just gotten more efficient with our electricity consumption. But now with the growth of electric vehicles and data centers and the drive to electrify all energy sources, we're seeing unprecedented electricity demand growth that kind of breaks the economic planning model of these wholesale operators. You can't install central power plants quickly, but DERs that are aligned, fallow on the ground today, can be brought to market at scale very quickly.

And then of course, the third thing is the increasing effects of climate change. Look no further than Winter Storm Uri. That really drives these wholesale power markets to accelerate the adoption of the value of DERs. And so in a place like Southwest Power Pool or the Mid Continent Independent System operator, where historically you've seen very high operating margins, meaning the difference between how much power supply is available on the grid and how much demand for that supply exists. The margin in those two markets used to be quite high, very inefficient. But as lots of coal plants have been retired and demand growth has increased, those margins are tightening and causing reliability issues. And so MISO, the independent system operator, and Southwest Power Pool STP are adopting DERs very rapidly.

Pavel Molchanov, Analyst, Raymond James:

Okay. That's very useful. Let me turn to what's happening outside of North America. So you mentioned Voltus today is entirely focused on US and Canada. In the SPAC slide that you referenced a few times, you are guiding to significant penetration outside of North America in both Europe and Asia Pacific. If we think broadly about jurisdictions where virtual power plants are relevant and in demand, is there something that links them together? So for example, are these places with higher adoption of renewables or more EVs on the grid? What kind of links them together?

Gregg Dixon, CEO & Co-Founder, Voltus:

I'd refer to the audience to slide 34 of our investor deck. The fact is every electricity market around the world faces the same challenges as North American electricity markets. As I mentioned, rapid growth of intermittent renewables that require the backstop and balancing resource unique to DERs. The unprecedented growth in electricity demands, largely driven by EVs. And general electrification in all these markets. And of course, the increasing impact of climate change. In short, every one of these markets benefits from the full of adoption of DERs because of the superior economic reliability, sustainability value of these resources lying fallow on the ground that can quickly be brought to market to address acute and rapidly increasing needs. And so we see, Voltus sees opportunity in every major electricity market, whether it's Mexico, Poland, Japan, Finland. So look more closely, other than those general trends, right?

You need to look at high penetration of renewables, the risk of fossil fuel supply. So if you look at what's going on in Europe right now, and the choice of really challenging choices of between heating and eating that consumers are facing because of the high penetration of renewable. That is the catalyst for the adoption of these existing DERs. You look at significant climate goals. So if the policy of that market, that country, is to address climate, then DERs are really the best resource for that, right. Reduce, reuse, recycle. And then the last thing I'd say specifically is democratize electricity markets, right? Those are good because it allows for behind the meter resources to come to market and compete.

Pavel Molchanov, Analyst, Raymond James:

Before I ask a few final questions, just a reminder for everybody dialed in, if you would like to ask a question, please type it in using the Q and A function in Zoom. Back to what you just mentioned, Gregg, about some of the attributes of the various geographies where DDPs are popular, or may become popular. Are there regulatory constraints on the role that virtual power plants are able to play depending on the jurisdiction? So again, a little bit of history for some of our listeners. There was a Supreme Court case many years ago that at one point threatened to kind of damage the role of demand response in the United States. Now ultimately it ended up being a fairly positive outcome, but nonetheless, there was a danger to the industry. Are there examples like this in for example, the European Union, notwithstanding the fact that they are very reliant as you referenced on Russian imported gas.

Gregg Dixon, CEO & Co-Founder, Voltus:

Yeah. So we could spend days, weeks, month on the topics of electricity market reform and the regulatory environment. There's a lot of history here. As you know, and as your audience can appreciate, we electrified our country based on the notion of providing a monopoly to electric utility that would give them long term returns on very expensive capital. And largely that still exists in a place like the United States where we have 3,300 electric utilities, most of which are regulated monopolies. And that construct exists in most parts of the rest of the world. Some countries have centralized their electricity deliberate. China is a good example. However, there is a recognition globally that anything behind a meter should get a path to market. So that's the first concept to make sure the audience appreciate. Now how it gets to market, either through a utility exclusively, or if a third party and a software platform can deliver that. That really becomes more of a local jurisdiction discussion.

In the United States, it could be a state based a decision. It could be if it's a federal energy regulatory commission market, it could be a FERC matter. There's a lot of complexity. Which is actually why a software platform is so important. Because of the complexity of these markets locally, you really do need a software platform to extract that complexity. You can drive from Stanford, Connecticut through New York City to Newark, New Jersey in what an hour. And you'll hit three entirely different wholesale power markets which unfortunately have wildly different market rules despite the fact that the physics of electricity that are supplied and demanded is exactly the same.

And so the regulatory environment is both an opportunity and a risk. It's a risk in that it is a regulated environment. There's no other way to describe it as such. But it's an opportunity in the sense that when you develop a software platform that detracts all of that complexity, it's a huge moat around platform itself. Which is why we set out to connect it to all of the markets. It had never been done before. And we recognize that if we did that, it would be very unique.

Pavel Molchanov, Analyst, Raymond James:

Right, yeah. So the fact that it's a kind of a messy regulatory hodgepodge in every jurisdiction is a little different. The point is well taken. Maybe zoom in on battery storage. So we understand how batteries can support the main screening of renewable energy resources on the grid at a relatively large scale. But you also referenced electric vehicle batteries, which can be aggregated presumably by the thousands or even hundreds of thousands. How realistic is that notion in practical terms? Because unlike a battery that sits next to a wind farm or a data center, EVs can drive off any time of day and nobody would predict in advance, right? So when companies like Voltus aggregate EV batteries in a virtual power plant, how do you manage risk of this uncertainty of what's actually available at any given time?

Gregg Dixon, CEO & Co-Founder, Voltus:

It's a great question. And it's a beautiful engineering challenge. The beautiful thing about EV is that they are all connected to the internet in real time, including the one in my garage. And we can get geospatial information out of it.

And we can get geospatial information out of it, we know what mirror it's connected to, what utility is connected to. And so we're going to have what, 20 million electric vehicles in the United States by the year 2030? I joke and say, "Well, they can't drive very far, so that's not really of the challenge." But because there's so much information available out of them and they're so instantly controllable, it's a beautiful engineering challenge to solve that can deliver an amazingly valuable solution. We have V1G primarily as the mode by which we make use of electric vehicles, and I'll explain that a little bit more. Vehicle ... There's V2G right vehicle two grid and V1G is simply curtailing electricity consumption from the grid. So that would be demand response of V1G and V2G, vehicle two grid, would be more energy storage, or even distributed generation, depending on how you want to find it.

In the first case, you might be curtailing five kilowatts of charging from an EV. Again, demand response. And the second you could be injecting a hundred kilowatts of power back into the grid. In either case, there's 20 million of them, and in either use case, the capacity that can be delivered back into the grid or eliminated from consumption is staggering. The scale is massive. And so we are working with EV charging and EV manufacturers to ensure that consumers who ultimately have to choose whether or not they want to even make their EV available for good services. Makes sense for them.

Now look no further than a Google Nest. Of course, you probably have Google Nest. I have them and right on the interface, as small as it may be, is a beautiful engagement mechanism that allows me to sign up to what they call Rush Hour Rewards. By signing up to Rush Hour Rewards, I'm essentially allowing Google to control that Nest for certain periods of the year. That also continues to allow me control. I can reset it if I don't like the temperature it's setting the thermostat to deliver grid services.

In fact, we're going to see the exact same services very quickly for EV owners such that right on your dashboard, you can determine how much, if any, of that battery capacity can be orchestrated and therefore, monetize to deliver these grid services. So I get a $20 prepaid visa card at the end of the year for every Google Nest I enroll in the rush hour awards program, and I'm looking forward to doing that with my EV as well. Now, personally, I'll probably set aside 20% of the battery's capacity to deliver those grid services, and all consumers will be given a choice. And I think what we'll see are some really beautiful services that deliver staggered value to grids and to consumers alike and make our whole system more efficient.

Pavel Molchanov, Analyst, Raymond James:

That very interesting perspective and you're right, the engineering complexity of this must be pretty impressive. Maybe just touch on the competitive landscape. So you talked about the two slices of the bulk, this revenue pie. You're a merchant provider of services to utilities and grid operators and you're also selling or licensing the software platform itself. Who some of the other players that you encounter? So EnerNOC's now part of Enel and they're called Enel X. There's some private companies like AutoGrid and Enovix that I think do some of what you do in terms of the software solution, but how do you think about the competitive landscape, recognizing that clearly there's plenty of growth for a lot of players?

Gregg Dixon, CEO & Co-Founder, Voltus:

Yeah. That's an important point. It's a massive market, right? It's predicted that half of all electricity spend in the world, which amounts to over $3 trillion a year, will eventually be delivered through distributed energy resources. So that's annually 1.5 to 1.6 trillion a year. It's a massive transition, right? We know it as the energy transition. We look at the competitive landscape in simple ways. We look at energy companies and technology companies. There are a lot of energy companies that, as an example, are maybe selling a competitive supply product, right? They're selling megawatt hours, a commodity, and they need to decommoditize it. And so they think about layering in services and technologies that allow them to get out of that very difficult commoditized economic model.

And then we look at technology companies that they build software engineering teams. They have a really strong focus on technology, but they don't have energy expertise. And so if you were to look at somebody like an NRG, they're a generation company. And the David Crane era of NRG had them trying to get out of the commoditized market, which was there for competency, and that era ended. And they slowly but surely weaned themselves off of those newer energy technologies. And you just got to ask a simple question. Go to LinkedIn and look at an energy company's roster and look at how many software engineers they have. You won't find this, and that's because energy companies have a hard time attracting software engineers.

On the flip side, you've got technology companies that don't have a lot of energy market expertise. So you when you look at slide 27 of our investor deck, that's kind of how we break it down. You need both. If you're really going to deliver DERs at scale, you have to have incredible technology chops, right? The Stanford software engineering grad wants to work at a technology company. You also have to have incredible energy expertise, which is why they'll be attracted to godfather of distributed energy resources, the person who wrote most of the first, authored most of the first orders on DERs, Jon Wellinghoff, to be our chief regulatory officer. You have to have a combination of domain expertise and energy and deep technology expertise that you're going to aggregate, orchestrate, and control these new classes of DER. So that's what we encourage folks to look at. The folks that the companies that will win in this space have both of those competencies in space.

Pavel Molchanov, Analyst, Raymond James:

Very good. Final question for me, this is just a kind of quick housekeeping point. So as referenced, Voltus is in the process of going public through a SPAC deal with broad scale acquisition. I know that it's still fairly early in the process for, can you give a sense of the timetable that you anticipate for becoming a public company?

Gregg Dixon, CEO & Co-Founder, Voltus:

So right now we're expecting the SPAC process to take us into a May timeframe. Our S4 was filed, I guess, a couple weeks ago now, and we've got work through that SEC process that, and yeah, I would expect that in the May timeframe, we will be SPAC.

Pavel Molchanov, Analyst, Raymond James:

Okay. Excellent. We'll look forward to that. Gregg, thank you very much. This was Gregg Dixon, CEO of Voltus Technologies. Appreciate your time, Gregg, very much. And appreciate everybody who dialed in to this webinar as well. If you have any further questions, please give us a call at Raymond James. Take care.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s registration statement on Form S-4 (File No. 333-262287), filed with the SEC on January 21, 2022 (the “Registration Statement”)and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

In connection with the proposed transaction, Broadscale has filed with the U.S. Securities and Exchange Commission the Registration Statement, which included a preliminary proxy statement and a preliminary prospectus. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Broadscale’s stockholders and other interested persons are urged to carefully read the Registration Statement, including the preliminary proxy statement / preliminary prospectus, and any amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials contain, or will contain, important information about the proposed transaction and the parties to the proposed transaction.

Broadscale’s stockholders and other interested persons will be able to obtain free copies of the Registration Statement, the preliminary proxy statement / preliminary prospectus, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, without charge, when available, at the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.